Exhibit 1

For Immediate Release

BioLineRx Regains Compliance with Nasdaq Minimum Bid Price Requirement

TEL AVIV, Israel, April 25, 2023 – (PRNewswire) – BioLineRx Ltd. (NASDAQ/TASE: BLRX), a pre-commercial-stage biopharmaceutical company focused on oncology, today announced that it has received formal notice from The Nasdaq Stock Market, LLC (“Nasdaq”) stating that the Company has regained compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). BioLineRx is now in compliance with all applicable listing standards and its American Depository Shares (ADSs) will continue to be listed and traded on the NASDAQ Stock Market.

The Company was notified by Nasdaq on November 2, 2022, that its ADSs had failed to maintain a minimum bid price of $1.00 for 30 consecutive business days. Nasdaq provided a 180-calendar day period following the date of the notice to regain compliance, or until May 1, 2023. To regain compliance with the minimum bid price requirement, the Company was required to maintain a minimum closing bid price of $1.00 or more for at least 10 consecutive trading days. From April 10, 2023 through April 21, 2023, a period of 10 consecutive trading days, the closing bid price of the Company’s ADSs was greater than $1.00 per share.

The Company is also listed on the Tel Aviv Stock Exchange and neither the original notification letter nor the notice of regained compliance affects the Company's compliance status with such listing.

About BioLineRx
BioLineRx Ltd. (NASDAQ/TASE: BLRX) is a pre-commercial-stage biopharmaceutical company focused on oncology. The Company's lead development program, motixafortide, a novel selective inhibitor of the CXCR4 chemokine receptor, may support diverse therapeutic approaches in oncology and other diseases. Motixafortide was successfully evaluated in a Phase 3 study in stem cell mobilization for autologous transplantation for multiple myeloma patients and has had its NDA submission accepted by the FDA with an assigned PDUFA date of September 9, 2023.  Motixafortide was also successfully evaluated in a Phase 2a study for the treatment of metastatic pancreatic cancer (mPDAC) in combination with the PD-1 inhibitor pembrolizumab and chemotherapy and is currently being studied in combination with the PD-1 inhibitor cemiplimab and chemotherapy as a first line mPDAC therapy. In addition, a randomized phase 2b study with 200 patients assessing motixafortide in combination with a PD-1 inhibitor and chemotherapy as a first line mPDAC therapy is expected to initiate in 2023. BioLineRx is also developing a second oncology program, AGI-134, an immunotherapy treatment for multiple solid tumors. A first-in-human Phase 1/2a study of AGI-134 met its primary endpoint for safety and tolerability and demonstrated immune activity across multiple biomarkers.  For additional information on BioLineRx, please visit the Company's website at www.biolinerx.com, where you can review the Company's SEC filings, press releases, announcements and events.

Forward Looking Statement
Various statements in this release concerning BioLineRx's future expectations constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "will," and "would," and describe opinions about future events. These include statements regarding management’s expectations, beliefs and intentions regarding, among other things, the GENESIS trial, including the plans and objectives of management for future operations and expectations and commercial potential of motixafortide. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause BioLineRx's actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the initiation, timing, progress and results of BioLineRx's preclinical studies, clinical trials and other therapeutic candidate development efforts; BioLineRx's ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; BioLineRx's receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings and approvals, including BioLineRx’s ability to secure adequate and viable pricing and reimbursement coverage of any marketed product; the clinical development, commercialization and market acceptance of BioLineRx's therapeutic candidates; BioLineRx's ability to establish and maintain corporate collaborations; BioLineRx's ability to integrate new therapeutic candidates and new personnel; the interpretation of the properties and characteristics of BioLineRx's therapeutic candidates and of the results obtained with its therapeutic candidates in preclinical studies or clinical trials; the implementation of BioLineRx's business model and strategic plans for its business and therapeutic candidates; the scope of protection BioLineRx is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; estimates of BioLineRx's expenses, future revenues, capital requirements and its needs for and ability to access sufficient additional financing; risks related to changes in healthcare laws, rules and regulations in the United States or elsewhere; competitive companies, technologies and BioLineRx's industry; risks related to unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; and statements as to the impact of the political and security situation in Israel on BioLineRx's business. These and other factors are more fully discussed in the "Risk Factors" section of BioLineRx's most recent annual report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2023. In addition, any forward-looking statements represent BioLineRx's views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. BioLineRx does not assume any obligation to update any forward-looking statements unless required by law.

Contacts:

United States
John Lacey
BioLineRx
IR@biolinerx.com

Israel
Moran Meir
LifeSci Advisors, LLC
moran@lifesciadvisors.com